Exhibit 99.1

Annual General Meeting including a Meeting of
Holders of Ordinary Shares, Rotterdam 14 May 2009
Chairman’s Letter and
Notice of Meetings

Weena 455, PO Box 760, 3000 DK Rotterdam, The Netherlands

To our shareholders and holders	26 March 2009
of depositary receipts
Dear Madam, Sir,
It gives me great pleasure to write to you with the Notice of this year’s Annual General Meeting (AGM), including a Meeting of Holders of Ordinary Shares. The Meeting of Holders of Ordinary Shares is required because this year, in order to facilitate payment of quarterly dividends from 2010 onwards, we are proposing an amendment to the Equalisation Agreement between Unilever NV and PLC. The Meeting will be held on Thursday 14 May 2009 at our usual venue, the Rotterdam Hall of the Beurs-World Trade Center, Beursplein 37 in Rotterdam. The AGM will start at 10.30am.
At the AGM, Paul Polman, the Chief Executive Officer, will be giving a full report on the progress of the business in 2008. As you will recall, Paul was elected to the Board as an Executive Director in October 2008 and succeeded Patrick Cescau as Chief Executive Officer from the beginning of 2009.
This year marks the retirement of David Simon as a Non-Executive Director at the end of our 2009 AGMs. He has served as our Vice Chairman, Senior Independent Director and Chairman of our Nomination and Remuneration Committees. On behalf of the Board, I take this opportunity to thank him for his contribution, wise counsel and service since 2000. It is intended that David will be succeeded in these roles by Jeroen van der Veer, with effect from the conclusion of the 2009 AGMs.
During 2008 and 2009, we continued our search to strengthen our Board. Having identified Louise Fresco, Ann Fudge and Paul Walsh, we are delighted that they have agreed to join the Board. All are distinguished in their respective fields and will further strengthen the expertise and independence of our Board, as well as broadening its diversity. They will all be proposed for appointment as Non-Executive Directors at the AGMs in May 2009. Their biographies are included on pages 4 and 5.
As announced on 5 February 2009 and mentioned above, at the AGM and the Meeting of Holders of Ordinary Shares, which Meeting will coincide with the AGM at the moment the relevant agenda item is discussed, we will also be proposing resolutions to alter the Equalisation Agreement and the Articles of Association to facilitate the payment of quarterly dividends from 2010 onwards. This will allow us to change to a simpler and more transparent dividend practice for the Unilever group. These changes will result in more frequent payments to shareholders. It will also better align dividend payouts with the cash flow generation of the business.
The rest of the formal business at our AGM covering issues such as the authority to issue shares and repurchase of shares and the adoption of the Company’s Annual Report and Accounts, will be generally familiar to you and full explanations are set out in the explanatory notes to the Notice.

Unilever N.V.
Weena 455, PO Box 760, 3000 DK Rotterdam, The Netherlands

The Board believes that all the proposals to be put to you at the Meetings are in the best interests of the Company and shareholders as a whole. Accordingly, the Board unanimously recommend that you vote in favour of the resolutions, as they intend to do themselves in respect of their own shares in the Company.
We welcome questions at the AGM on all of the above issues and on any other topics relevant to our business. If you would like to be assured of the fullest possible response, it would be helpful if you could give me prior notice of your question. Of course, you are invited to write to me at any time if you have an issue.
Enclosed with this letter you will find the Notice of each of the Meetings being convened, together with the Explanatory Notes. A voting instruction form has been sent to those of you who are registered in the Company’s register of shareholders or who participate in the Shareholders’ Communication Channel in the Netherlands. Shareholders will also have received applicable 2008 year end documents or have been notified of their availability on our website www.unilever.com/investorrelations
If you would like to cast your votes electronically, you will have to do so in any event no later than 5.00pm on Thursday 7 May 2009. Please refer to the information provided on page 6 of this Notice. All your votes are important to us and I would urge you to cast your vote.
You have the right to attend the Meeting and exercise your voting right when you are a holder of shares or depositary receipts on the Record Date, set on Thursday 23 April 2009.
I look forward to meeting as many of you as possible on 14 May 2009.
Yours sincerely,
Michael Treschow
Chairman

Unilever Chairman’s Letter and Notice of Meetings 2009     2

Unilever N.V. Notice of the Annual General Meeting 2009

The Annual General Meeting of Shareholders is to be held on Thursday 14 May 2009 at 10.30am in the Beurs-World Trade Center, Rotterdam Hall, Beursplein 37 in Rotterdam.
This notice also serves as notice of the Meeting of Holders of Ordinary Shares forming part of this Annual General Meeting for the purpose of approving the proposal under item 23 to alter the Equalisation Agreement.
Agenda
Report and Accounts for the year ended 31 December 2008
1	Consideration of the Annual Report for the 2008 financial year submitted by the Board of Directors and the report of the Remuneration Committee.*

2	Adoption of the Annual Accounts and appropriation of the profit for the 2008 financial year. (resolution)

3	Discharge of Executive Directors. (resolution)

4	Discharge of Non-Executive Directors. (resolution)
Re-appointment of Executive Directors
To re-appoint as Executive Directors:
5	Mr J A Lawrence (resolution)

6	Mr P G J M Polman (resolution)
Re-appointment of Non-Executive Directors
To re-appoint as Non-Executive Directors:
7	The Rt Hon The Lord Brittan of Spennithorne QC, DL. (resolution)

8	Professor W Dik (resolution)

9	Mr C E Golden (resolution)

10	Dr B E Grote (resolution)

11	Mr N Murthy (resolution)

12	Ms H Nyasulu (resolution)

13	Mr K J Storm (resolution)

14	Mr M Treschow (resolution)

15	Mr J van der Veer (resolution)
Appointment of Non-Executive Directors
To appoint as Non-Executive Directors:
16	Professor L O Fresco (resolution)

17	Ms A M Fudge (resolution)

18	Mr P Walsh (resolution)
Corporate matters
19	Appointment of Auditors charged with the auditing of the Annual Accounts for the 2009 financial year. (resolution)

20	Designation of the Board of Directors as the company body authorised in respect of the issue of shares in the Company. (resolution)

21	Authorisation of the Board of Directors to purchase shares and depositary receipts in the Company. (resolution)

22	Proposal to reduce the capital through cancellation of shares. (resolution)

23	Move to quarterly dividends. Proposal to alter the Equalisation Agreement** and to alter the Articles of Association.*** (resolutions)
Miscellaneous
24	Questions and close of the Meeting.
* The Annual Accounts of Unilever N.V. for the 2008 financial year within the meaning of Article 361 of Book 2 of the Netherlands Civil Code comprise the Remuneration report set out in the Unilever Annual Report and Accounts 2008 on pages 60 to 73 and the financial statements set out on pages 81 to 136, pages 140, 141 and pages 143 to 146. The Unilever Annual Report and Accounts 2008, which includes the information to be provided in accordance with Article 392, paragraph 1, of Book 2 of the Netherlands Civil Code, the Unilever Annual Review 2008 and the Summary Financial Statement 2008 are available for inspection at the Company’s office, Weena 455, Rotterdam. Copies may be obtained free of charge from the Company and through the ABN AMRO Bank N.V. trading under the name RBS (‘RBS’), telephone number 0031 (0)20 383 6707.
** Agenda item 23 requires that the Meeting of Holders of Ordinary Shares forming part of this Annual General Meeting, approve the AGM resolution to alter the Equalisation Agreement.
*** Drafts for the alteration of the Equalisation Agreement and for the alteration of the Articles of Association are available for inspection at the Company’s office, Weena 455, Rotterdam. Copies may be obtained free of charge from the Company and through RBS, telephone number 0031 (0)20 383 6707.
The Unilever Annual Report and Accounts 2008, the Unilever Annual Review 2008, the Summary Financial Statement 2008 and the drafts for the alteration of the Equalisation Agreement and for the alteration of the Articles of Association are also available at www.unilever.com/investorrelations

3      Unilever Chairman’s Letter and Notice of Meetings 2009

Explanatory Notes to the Agenda of the Annual General Meeting 2009

Agenda item 1
(i)	Consideration of the Annual Report for the 2008 financial year submitted by the Board of Directors and the report of the Remuneration Committee;

(ii)	Consideration of the policy of the Company on additions to reserves and dividends. Best practice provision IV.1.4 of the Dutch Corporate Governance Code requires that a company’s policy on dividends be dealt with and explained at the General Meeting of Shareholders;

(iii)	Consideration of the way in which Unilever applies the Dutch Corporate Governance Code.
Agenda item 2 – resolution
Adoption of the Annual Accounts and appropriation of
the profit for the 2008 financial year
It is proposed that:
(i)	the Annual Accounts for the 2008 financial year drawn up by the Board of Directors be adopted;

(ii)	the profit for the 2008 financial year be appropriated for addition to the balance-sheet item ‘Profit retained’: € 528 000 000;

(iii)	the remaining profit for the 2008 financial year be distributed to shareholders as follows:
•	for dividends on the preference shares: € 6 671 704;

•	for dividends on the ordinary shares: € 1 185 000 000.
If approved, the final dividend will be paid on 18 June 2009 to the holders of ordinary shares or depositary receipts registered on the Record Date (20 May 2009) in one of the registers designated by the Board of Directors.
Agenda item 3 – resolution
Discharge of Executive Directors
It is proposed that the Executive Directors in office in the 2008 financial year be discharged for the fulfilment of their task in the 2008 financial year.
Agenda item 4 – resolution
Discharge of Non-Executive Directors
It is proposed that the Non-Executive Directors in office in the 2008 financial year be discharged for the fulfilment of their task in the 2008 financial year.
Agenda items 5 and 6 – resolutions
Re-appointment of Executive Directors
Pursuant to Article 20, paragraph 1, of the Articles of Association, all Executive Directors retire each year at the Annual General Meeting as per the moment of appointment of at least one Executive Director as set forth in the Articles of Association.
In accordance with Article 19, paragraph 5, of the Articles of Association it is proposed by the Board of Directors, following the recommendations made by the Nomination Committee, to re-appoint as Executive Directors:
5	Mr J A Lawrence

6	Mr P G J M Polman
Biographical details for Jim Lawrence and Paul Polman can be found on page 22 of Unilever’s Annual Review 2008 and on page 18 of the Unilever Annual Report and Accounts 2008, copies of which are available on Unilever’s website at www.unilever.com/investorrelations
Jim Lawrence and Paul Polman are also being proposed for re-appointment to the Board of Unilever PLC. The resolution to re-appoint a proposed candidate as an Executive Director shall be subject to and become effective on the passing of the resolution approving his re-appointment as an Executive Director at the Unilever PLC AGM on 13 May 2009 in London, United Kingdom or at any adjournment thereof.
Agenda items 7 to 15 – resolutions
Re-appointment of Non-Executive Directors
Pursuant to Article 20, paragraph 1, of the Articles of Association, all Non-Executive Directors retire each year at the Annual General Meeting as per the moment of appointment of at least one Non-Executive Director as set forth in the Articles of Association.
In accordance with Article 19, paragraph 5, of the Articles of Association it is proposed by the Board of Directors, following the recommendations made by the Nomination Committee, to re-appoint as Non-Executive Directors:
7	The Rt Hon The Lord Brittan of Spennithorne QC, DL

8	Professor W Dik

9	Mr C E Golden

10	Dr B E Grote

11	Mr N Murthy

12	Ms H Nyasulu

13	Mr K J Storm

14	Mr M Treschow

15	Mr J van der Veer
Biographical details concerning each of the Non-Executive Directors proposed for re-appointment can be found on pages 22 and 23 of Unilever’s Annual Review 2008 and on pages 18 and 19 of the Unilever Annual Report and Accounts 2008, copies of which are available on Unilever’s website at www.unilever.com/investorrelations
The Board of Directors has determined that, in its judgement, all the Non-Executive Directors being proposed for re-appointment are independent. The Board is satisfied that all Non-Executive Directors being proposed for re-appointment continue to perform effectively and demonstrate commitment to their roles. They are each chosen for their broad and relevant experience and international outlook.
The same persons are being proposed for re-appointment as Non-Executive Directors of Unilever PLC. The resolution to re-appoint a proposed candidate as a Non-Executive Director shall be subject to and become effective on the passing of the resolution approving his or her re-appointment as a Non-Executive Director at the Unilever PLC AGM on 13 May 2009 in London, United Kingdom or at any adjournment thereof.
Agenda item 16 to 18 – resolutions
Appointment of Non-Executive Directors
In accordance with Article 19, paragraph 5, of the Articles of Association it is proposed by the Board of Directors, following the recommendations made by the Nomination Committee, to appoint Professor L O Fresco, Ms A M Fudge and Mr P Walsh as Non-Executive Directors.
Biographical details for each are set out below. More extensive biographies are also available on Unilever’s website at www.unilever.com/investorrelations
Louise O. Fresco
Nationality: Dutch. Age: 57.
Professor Louise Fresco is Professor of International Development and Sustainability at the University of Amsterdam and a visiting Professor at Stanford University. She is, amongst other things, a Supervisory Director of Rabobank, a Crown appointed member of the Social and Economic Council of the Netherlands and a Trustee of the Roosevelt Academy. From 1997 to 2006, she held various positions at the Food and Agriculture Organization (FAO) of the United Nations, including that of Assistant Director-General, Agriculture Department.
Ann M. Fudge
Nationality: American. Age: 57.
Ann Fudge is a Non-Executive Director at Novartis AG and at General Electric Co. Ms. Fudge served as the Chairman and Chief Executive Officer of Young & Rubicam Brands from 2003 to 2006. Prior to joining Young & Rubicam, Ms. Fudge worked at General Mills and at Kraft Foods, where she served in a number of senior management positions including President of Beverages, Desserts and Post Cereal Division. Ms. Fudge is an Honorary Director of Catalyst and a Director of The Rockefeller Foundation and is on the Board of Overseers of Harvard University.

Unilever Chairman’s Letter and Notice of Meetings 2009     4

Paul Walsh
Nationality: British. Age: 53.
Paul Walsh is Chief Executive Officer of Diageo plc, a Non-Executive Director of FedEx Corporation, and also a Non-Executive Director of Centrica plc. He is a member of the Business Council for Britain, and Chairman of the Scotch Whisky Association. Paul Walsh served in a number of management roles within GrandMet, which he joined in 1982, including Chief Executive Officer of the Pillsbury Company. He was appointed to the GrandMet Board in 1995, which in 1997 merged with Guinness UDV to become Diageo. He became Chief Executive Officer of Diageo in September 2000 following a short period as Chief Operating Officer.
The Board of Directors has determined that, in its judgement, all the Non-Executive Director candidates are independent.
Louise Fresco, Ann Fudge and Paul Walsh are also being proposed for election as Non-Executive Directors of Unilever PLC and these resolutions will only become effective if agenda items 15 to 17 as set out in the Notice of Annual General Meeting of Unilever PLC to be held on 13 May 2009 in London, UK or any adjournment thereof are approved.
Their fees will consist of the basic Non-Executive fee of € 45 000 plus £ 31 000.
Agenda item 19 – resolution
Appointment of Auditors charged with the auditing of
the Annual Accounts for the 2009 financial year
Pursuant to Article 34, paragraph 3, of the Articles of Association, auditors charged with the auditing of the Annual Accounts for the current financial year are to be appointed each year. It is proposed that, in accordance with Article 393 of Book 2 of the Netherlands Civil Code, PricewaterhouseCoopers Accountants N.V. be appointed to audit the Annual Accounts for the 2009 financial year.
Agenda item 20 – resolution
Designation of the Board of Directors as the company body authorised in respect of the issue of shares in the Company
Renewal of this authority is sought at the AGM each year as the Netherlands Civil Code provides that the Board of Directors may not issue new shares without designation. The purpose of this resolution, therefore, is to designate the Board of Directors as the company body, in accordance with articles 96 and 96a of Book 2 of the Netherlands Civil Code to resolve to issue – or to grant rights to subscribe for – shares not yet issued and to restrict or exclude the statutory pre-emption rights that accrue to shareholders upon issue of shares, on the understanding that this authority is limited to 10% of the issued share capital of the Company, plus an additional 10% of the issued share capital of the Company in connection with or on the occasion of mergers and acquisitions. There is no current intention to use this authority.
The authority sought is for the period running from 14 May 2009 until 14 November 2010.
Agenda item 21 – resolution
Authorisation of the Board of Directors to purchase shares and depositary receipts in the Company
Renewal of this authority is also sought at the AGM each year. The Board of Directors believes that it is advantageous for the Company to have the flexibility to purchase its own shares, and this resolution provides the authority from shareholders to do so. This authority is also necessary to enable the Board to carry out any share buy back programme. The Board will only buy back shares under such a programme when they consider that such purchases would increase earnings per share and would be in the best interests of the Company and all shareholders generally.
It is now proposed to grant a new authority to the Board of Directors, in accordance with Article 98 of Book 2 of the Netherlands Civil Code, for the period running from 14 May 2009 until 14 November 2010 to cause the Company to buy in its own shares or depositary receipts thereof with a maximum of 10% of the issued share capital, either through purchase on a stock exchange or otherwise.
The price for such purchases, excluding expenses, shall not be lower than the nominal value of the shares and not higher than 10% above the average of the closing price of the shares on the NYSE Euronext stock exchange in Amsterdam for the five business days before the day on which the purchase is made.
Agenda item 22 – resolution
Proposal to reduce the capital through cancellation of shares
The Board of Directors proposes that the AGM resolves to reduce the issued share capital through cancellation of shares. The purpose of the reduction is to create flexibility with respect to the Company’s capital structure. It is restricted to a maximum of 10% of the issued share capital as shown in the annual accounts for the financial year 2008. Only shares held by the Company may be cancelled. The resolution further applies to all shares that the Company has acquired up to and including 24 March 2009, being the last practicable date prior to the publication of the Notice of this Meeting. Shares that the Company holds in treasury for hedging share (option) plans will not be cancelled. The number of shares that will be cancelled following this resolution will be determined by the Board of Directors. Each time the amount of the capital reduction will be stated in the resolution of the Board of Directors that shall be filed at the Chamber of Commerce in Rotterdam.
Agenda item 23 – resolutions
Move to quarterly dividends
Proposal to alter the Equalisation Agreement and to alter the Articles of Association
When this agenda item 23 is discussed the Meeting of Holders of Ordinary Shares is opened. This meeting will coincide with the AGM.
Unilever’s policy is to seek to pay an attractive sustainable and growing dividend to shareholders. It is proposed to change to a simpler and more transparent dividend practice for the Unilever group. These changes will result in more frequent payments to shareholders, and better align the payments with the cash flow generation of the business. These changes do not apply to the cumulative preference shares.
The proposed changes will simplify the dividend mechanics. There will be one dividend calendar for all listings in Amsterdam, London and New York, with four quarterly dividend payments to shareholders per calendar year. Each quarterly dividend will be announced with the quarterly results, with payment dates in March, June, September and December respectively. All dividends will be determined in Euros, which is our reporting currency. The Euro dividend amount will be converted into an equivalent US Dollar amount and for Unilever PLC into an equivalent Sterling amount using the spot rates of exchange two days before the announcement date.
We intend to use the daily exchange rates issued by the European Central Bank as the basis for conversion of Euro dividends into equivalent US Dollar dividend amounts, and for Unilever PLC into equivalent Sterling dividend amounts. These equivalent US Dollar and Sterling dividend amounts may vary each quarter due to foreign exchange rate fluctuations.
Currently Unilever pays an interim dividend in December, equal to 35% of the prior year total dividend, and a final dividend in June of the following year. The interim dividend is set in the stronger of the two currencies (Euros or Sterling) and converted into the other currency based on the average rate for the third quarter. The final dividend is translated between Euros and Sterling using an annual average rate. The US Dollar equivalents are set based on the spot rate on the day before announcement for the interim dividend and on the day of the Unilever AGMs for the final dividend.

5      Unilever Chairman’s Letter and Notice of Meetings 2009

The total amount of Euro dividend available for payment to shareholders in 2009 and 2010 will not be affected by these changes in dividend mechanics, although the payment pattern and exchange rate convention will be different. From 2010 onwards, this will create a simpler and more transparent dividend practice for the Unilever group.
If approved, the new exchange rate convention will become effective immediately after the Unilever AGMs. Accordingly, the 2009 interim dividend will be determined in Euros and subsequently converted into equivalent Sterling and US Dollar amounts using spot rates of exchange on 3 November 2009. It is intended that the 2009 interim Euro dividend will be at least 35% of the prior year total Euro dividend.
The new quarterly dividend calendar will become effective from 1 January 2010.
In order to facilitate the change from current practice to the new practice it is necessary to make certain amendments to the Equalisation Agreement between Unilever PLC and Unilever N.V. to change the rate of exchange which is used to equalise dividends paid in Euro and dividends paid in Sterling. It is therefore proposed that the existing definition of the rate of exchange be replaced with a new definition providing for all currency conversions for equalisation purposes to be made at spot rates of exchange one day before dividends are declared or resolved to be recommended which will, based on current practice, be two days before those dividends are announced and that certain other minor consequential modifications be made, as reflected in the form of Equalisation Agreement Amendment Agreement produced to the Meeting. Unilever will retain the flexibility under the Equalisation Agreement and the Articles of Association to make changes to its dividend practice from time to time.
In connection with the foregoing it will be required that the Equalisation Agreement be altered in respect of the definition of ‘RELEVANT RATE OF EXCHANGE’ in Clause 1 as follows:
“RELEVANT RATE OF EXCHANGE” shall mean the rate of exchange as determined by the Dutch Company and the English Company in such manner as they shall deem appropriate between the currency or currencies in which dividends are to be paid on the Ordinary Share Capital of the Dutch Company and the currency or currencies in which dividends are to be paid on the Ordinary Share Capital of the English Company on the day which is one day prior to the date on which such dividends are to be declared or resolved to be recommended or if it is not in the opinion of the Dutch Company and the English Company practicable to determine a representative rate of exchange on that day on the next earlier day on which it is in their opinion practicable to determine a representative rate of exchange.
Also the Articles of Association be altered in respect of the date on which the exchange rate as mentioned in article 41.2 of the Articles of Association will be determined. Those matters will be proposed in this agenda item 23.
The Board of Directors intends to consider its dividend practice in respect of the preceding year annually at the Annual General Meetings when discussing the Annual Reports and Accounts.
Alteration of the Equalisation Agreement
In order to facilitate the change from the current dividend practice to the new practice, as described above, it is proposed by the Board of Directors as required under article 44.1 of the Articles of Association to alter the Agreement dated 28 June 1946 (as amended by Supplemental Agreements dated 20 July 1951, 21 December 1981 and 15 May 2006) with Unilever PLC of the United Kingdom, known as the Equalisation Agreement in conformity with the draft form of Equalisation Agreement Amendment Agreement as are available for inspection at the Company’s office and to authorise the Board of Directors to execute the alteration of the Equalisation Agreement and to make certain other minor consequential modifications as reflected in the form of Equalisation Agreement Amendment Agreement (subject to any non-material changes as may be approved by the Director(s) executing the Equalisation Agreement Amendment Agreement).
It is proposed by the Board of Directors to the Meeting of Holders of Ordinary Shares, forming part of the Annual General Meeting 2009, by separate class vote to approve such AGM resolution of alteration as also required under article 44.1 of the Articles of Association. These resolutions will be addressed in two separate votes:
23A	By the AGM to alter the Equalisation Agreement and the Articles of Association of the Company (as described in this item 23);

23B	By the Meeting of Holders of Ordinary Shares, forming part of the AGM, to approve the AGM resolution under 23A to alter the Equalisation Agreement.
Both resolutions shall be passed by an absolute majority of the votes cast. The resolution under 23A does not require a quorum. The resolution under 23B shall require at least one-half of the total issued ordinary capital of the Company represented at the Meeting of Holders of Ordinary Shares and depositary receipts.
Holders of ordinary shares participate in both votes; holders of other shares only participate in vote 23A.
Resolutions 23A and 23B authorise the Board of Directors to alter the Equalisation Agreement. The alterations will only become effective if the Equalisation Agreement Amendment Agreement is executed on behalf of both Unilever PLC and Unilever N.V. The Board of Directors will only proceed to execute the Equalisation Agreement Amendment Agreement if they are authorised to do so by the passing of Resolutions 23A and 23B. In addition the Equalisation Agreement Amendment Agreement will only be executed on behalf of Unilever PLC if resolution 25 set out in the notice of the Unilever PLC AGM and on the resolution set out in the notice of the Unilever PLC meeting of holders of Ordinary Shares scheduled for 13 May 2009, to be held in London, are passed. The notice for the PLC AGM and the PLC meeting of holders of Ordinary Shares is available at www.unilever.com/AGM as from 26 March 2009.
Alteration of the Articles of Association
Article 41.2 of the Articles of Association contains provisions on the payment of cash dividends in the currency concerned outside the Netherlands. In order to facilitate Unilever’s intended move to quarterly dividends in 2010 it is necessary as explained in this agenda item 23 to make certain amendments to the Equalisation Agreement to change the rate of exchange. Likewise and in order to keep the Equalisation Agreement and the Articles of Association aligned it is necessary to change the provision in the Articles of Association with respect to the date of determination of the exchange rates and the selection of the exchange rate. In practice this provision in the Articles of Association is only applicable to the Euro-US Dollar rate for payments on the NV New York Registry Shares.
It is proposed by the Board of Directors that:
(i)	the Articles of Association of the Company be altered in conformity with the draft prepared by De Brauw Blackstone Westbroek N.V., dated 26 March 2009;

(ii)	in connection with this amendment of the Articles of Association, any and all Directors of the Company, any and all Company Secretaries and Deputy Secretaries and any and all lawyers practising with De Brauw Blackstone Westbroek be authorised to apply for the required ministerial declaration of no-objection and to execute the notarial deed of alteration of the Articles of Association.
Drafts for the alteration of the Equalisation Agreement and for the alteration of the Articles of Association under this agenda item 23 including explanatory notes on the proposed changes and also showing the proposed wording as compared to the existing Articles of Association, is available for inspection at the Company’s office, Weena 455, Rotterdam. Copies may be obtained free of charge from the Company and through RBS, telephone number 0031 (0)20 383 6707. The draft is also placed on the Company’s website, www.unilever.com/AGM, as from 26 March 2009.

Unilever Chairman’s Letter and Notice of Meetings 2009     6

Information about attending the Annual General Meeting 2009
The Annual General Meeting of Shareholders, including a Meeting of Holders of Ordinary Shares, is to be held on Thursday 14 May 2009 at 10.30am in the Beurs-World Trade Center, Rotterdam Hall, Beursplein 37 in Rotterdam.
The Meeting of Holders of Ordinary Shares will coincide with the AGM at the moment agenda item 23 is discussed. The formalities of the Meeting of Holders of Ordinary Shares are the same as for the AGM.
Record date
Admission to the Meeting and voting rights
The Board of Directors has determined that holders of shares or depositary receipts on Thursday 23 April 2009, after closing of the books (the ‘Record Date’) and who are registered as such in one of the registers designated by the Board of Directors, have the right to attend the Meeting and exercise their voting rights in accordance with the number of shares or depositary receipts held at the Record Date.
No blocking
As a consequence of the Record Date the Affiliated Institutions of Euroclear Nederland have been instructed not to block shares or depositary receipts, as of Thursday 23 April 2009.
Holders of shares or depositary receipts held via the giro system
Attendance instructions
Holders of shares or depositary receipts who wish to attend the Meeting either in person or by proxy (see under ‘Proxies’), can notify their bank or broker. A notification by holders of ordinary shares or depositary receipts thereof to attend the Annual General Meeting of Shareholders is automatically considered to be a notification to attend the Meeting of Holders of Ordinary Shares. The bank or broker must inform RBS (MF2020), PO Box 3200, 4800 DE Breda, the Netherlands about the notification by Thursday 7 May 2009 at 5.00pm at the latest and must also submit a confirmation that such shares or depositary receipts were registered in its administration in their name on the Record Date. RBS sends an admission ticket by post or by e-mail to the notified holders of shares or depositary receipts.
Voting instructions
Holders of shares or depositary receipts who are unable to attend the Meeting in person and wish to participate in the voting process, can render their voting instructions electronically via www.rbs.com/evoting. By doing so voting instructions are given to Mr M.J. Meijer cs Notarissen, in Amsterdam to cast their vote at the Meeting. Voting instructions can be given until Thursday 7 May 2009 at 5.00pm at the latest.
Holders of shares or depositary receipts participating in the Shareholders’ Communication Channel can cast their vote electronically via www.proxyvote.nl using the 12 digit code printed on the voting instruction form they receive via the Shareholders’ Communication Channel. Alternatively, they can return a completely filled in voting instruction form to the address stated on it. In both cases the voting instructions must be received no later than Thursday 7 May 2009 at 5.00pm.
Proxies
 Holders of shares or depositary receipts who wish to have themselves represented at the Meeting by a proxy appointed by them, must register in accordance with what is described above and deposit a written power of attorney. For this purpose, they can use the power of attorney printed on the admission ticket or the power of attorney available on www.unilever.com/AGM. That must be received by RBS no later than Thursday 7 May 2009 at 5.00pm.
Holders of registered shares registered in the shareholders’ register
Holders of registered shares will be approached individually in writing. If any question arises with regard to the instructions provided about attendance, voting and proxies, they are requested to contact ANT Trust & Corporate Services N.V. (‘ANT’), PO Box 11063, 1001 GB Amsterdam, the Netherlands. In any event a written notification to attend the Meeting, a completely filled in voting instruction form or a written power of attorney must be received by ANT by Thursday 7 May 2009 at 5.00pm at the latest.
Identification
We kindly request you to bring a valid proof of identity to the Meeting.
Unilever Trust Office
Holders of depositary receipts who either in person or by proxy attend the Annual General Meeting will automatically receive from the Unilever Trust Office N.V. a proxy in accordance with the conditions of administration of these depositary receipts.
Route description
A detailed route description can be found on our website, www.unilever.com/AGM, and is available upon request by sending an e-mail to CSECNV@unilever.com

7      Unilever Chairman’s Letter and Notice of Meetings 2009

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Unilever Chairman’s Letter and Notice of Meetings 2009     10

Unilever N.V.
Weena 455, PO Box 760
3000 DK Rotterdam
The Netherlands
T +31 (0)10 217 4000
F +31 (0)10 217 4798
www.unilever.com